UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

McAfee Corp.

(Name of Issuer)

Class A common stock, $0.001 par value per share

(Title of Class of Securities)

579063 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 579063 108	Page 2 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Americas, Inc. 77-0521945
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,696,831 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,696,831 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,831 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 3.6% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Intel Americas, Inc. directly holds and beneficially owns 5,696,831 shares of Class A common stock of McAfee Corp. (the “Issuer”). Intel Corporation may be deemed to beneficially own these securities due to its ownership of Intel Americas, Inc.

(2)

The calculation is based upon 157,324,990 shares of Class A common stock of the Issuer outstanding as of November 12, 2020 as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 19, 2020.

*	See Item 4 below.

CUSIP No. 579063 108	Page 3 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,696,831 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,696,831 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,831 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 3.6% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Intel Americas, Inc. directly holds and beneficially owns 5,696,831 shares of Class A common stock of the Issuer. Intel Corporation may be deemed to beneficially own these securities due to its ownership of Intel Americas, Inc.

(2)

The calculation is based upon 157,324,990 shares of Class A common stock of the Issuer outstanding as of November 12, 2020 as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 19, 2020.

*	See Item 4 below.

CUSIP No. 579063 108	Page 4 of 7

Item 1.

(a)	Name of Issuer

McAfee Corp.

(b)	Address of Issuer’s Principal Executive Offices

6220 America Center Drive
San Jose, CA 95002

Item 2.

(a)	Name of Person(s) Filing

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Intel Americas, Inc.

2. Intel Corporation

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is as follows:

2200 Mission College Boulevard
Santa Clara, California 95054-1549

(c)	Citizenship

See responses to Item 4 on each cover page.

(d)	Title of Class of Securities

Class A common stock, $0.001 par value per share

(e)	CUSIP Number

579063 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 579063 108	Page 5 of 7

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Annex A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 579063 108	Page 6 of 7

ANNEX A

Intel Americas, Inc. has entered into a Stockholders Agreement (the “Stockholders Agreement”), dated as of October 21, 2020, with the Issuer and each of the stockholders of the Issuer listed below (the “Holders”) which, among other things, provides for coordination of the voting of securities of the Issuer by the Holders. By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons may be deemed members of a “group” (as such term is used under Section 13(d) of the Securities Exchange Act of 1934, as amended) with the Holders. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A common stock of the Issuer that they may be deemed to beneficially own solely by reason of the Stockholders Agreement. Certain Holders may be separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A common stock of the Issuer.

List of Holders

Intel Americas, Inc.

VII Manta Blocker Co-Invest I, L.P.

TPG VII Manta AIV I, L.P.

TPG VII Side-by-Side Separate Account I, L.P.

TPG VII Manta AIV Co-Invest, L.P.

TPG VII Manta Holdings II, L.P.

Thoma Bravo Partners XII AIV, L.P.

Thoma Bravo Fund XII-A AIV, L.P.

Thoma Bravo Fund XII AIV, L.P.

Thoma Executive Fund XII AIV, L.P.

Thoma Bravo Executive Fund XII-a AIV, L.P.

Snowlake Investment Pte Ltd.

CUSIP No. 579063 108	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2021

INTEL CORPORATION

By:	/s/ Susie Giordano

Name:	Susie Giordano
Title:	Corporate Vice President and Corporate Secretary

INTEL AMERICAS, INC.

By:	/s/ Tiffany D. Silva

Name:	Tiffany D. Silva
Title:	Corporate Secretary

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2	Intel Corporation Power of Attorney